Exhibit 12.01

VALERO ENERGY CORPORATION AND SUBSIDIARIES

STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
AND RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Millions of Dollars)

	Three Months Ended		Year Ended December 31,

	March 31, 2005		2004		2003		2002		2001		2000

Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations before income tax expense, minority interest in net income of Valero L.P., distributions on preferred securities of subsidiary trusts and income from equity investees	$ 782		$ 2,726		$ 981		$ 191		$ 913		$ 530
Add:
Fixed charges	105		410		396		409		143		115
Amortization of capitalized interest	2		7		6		6		5		5
Distributions from equity investees	14		42		26		5		3		9
Less:
Interest capitalized	(11)		(37)		(26)		(16)		(11)		(7)
Distributions on preferred securities of subsidiary trusts	—		—		(17)		(30)		(13)		(7)
Minority interest in net income of Valero L.P.	—		—		(2)		(14)		—		—

Total earnings	$ 892		$ 3,148		$ 1,364		$ 551		$ 1,040		$ 645

Fixed charges:
Interest expense, net	$ 63		$ 260		$ 261		$ 286		$ 88		$ 76
Interest capitalized	11		37		26		16		11		7
Rental expense interest factor (1)	31		113		92		77		31		25
Distributions on preferred securities of subsidiary trusts	—		—		17		30		13		7

Total fixed charges	$ 105		$ 410		$ 396		$ 409		$ 143		$ 115

Ratio of earnings to fixed charges	8.5	x	7.7	x	3.4	x	1.3	x	7.3	x	5.6	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings	$ 892		$ 3,148		$ 1,364		$ 551		$ 1,040		$ 645

Total fixed charges	$ 105		$ 410		$ 396		$ 409		$ 143		$ 115
Preferred stock dividends	6		19		7		—		—		—

Total fixed charges and preferred stock dividends	$ 111		$ 429		$ 403		$ 409		$ 143		$ 115

Ratio of earnings to fixed charges and preferred stock dividends	8.0	x	7.3	x	3.4	x	1.3	x	7.3	x	5.6	x

(1)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

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